FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 26, 2013

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                           No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Notice of Annual General Meeting 2013 and Shareholders’ Circular, dated 25 March 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 March 2013	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

Letter from the Chairman

This document is important and requires your immediate attention

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Thursday 25 April 2013 (AGM); and

2	A Proxy Form and Attendance Card for the AGM.

The meeting place for the AGM will be the Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30pm (BST).

The business to be conducted at the AGM is summarised below.

Items 1 – 4: Accounts, Dividend, Re-appointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions is:

>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2012. This can be found in the Annual Report and Form 20-F Information 2012 (Annual Report), which is available on our website, astrazeneca.com, or by request from the Company.
>	To confirm the first interim dividend of US$0.90 (58.1 pence, SEK 6.26) per ordinary share and to confirm, as the final dividend for 2012, the second interim dividend of US$1.90 (120.5 pence, SEK 12.08) per ordinary share.
>	To re-appoint KPMG Audit Plc, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election or re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM and Shareholders’ Circular.

In December 2012, the Board considered the independence of the current Non-Executive Directors under the UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. Under the Code, it is not considered appropriate to repeat this test after my appointment.

The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for re-election are independent in character and judgement and that there are no relationships or circumstances likely to affect his or her character or judgement. In January 2013, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, astrazeneca.com, or by request from the Company.

Item 6: Directors’ Remuneration Report

The purpose of Resolution 6 is to approve the Directors’ Remuneration Report for the year ended 31 December 2012.

This can be found on pages 122 to 137 of the Annual Report, which is available on our website, astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Directors’ Remuneration Report. The vote is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the resolution is not passed.

Item 7: Political donations

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act), within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections

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Letter from the Chairman

of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.

Item 8: Allotment of new shares

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders.

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2014 or the close of business on 25 July 2014, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually.

Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$104,000,536. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 25 February 2013 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$208,001,072 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 25 February 2013.

At 25 February 2013, no shares in the Company were held as treasury shares.

For information, during 2012, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2012, the percentage of the Company’s share capital they represented at 31 December 2012 and the share plans in respect of which they were allotted are shown in the table below.

Share allotments during 2012

	No. of shares allotted	Percentage of issued share capital at 31 Dec 12

AstraZeneca Share Option Plan[1]	11,648,373	0.93

AstraZeneca Savings-Related Share Option Plan	478,003	0.04

AstraZeneca All-Employee Share Plan[2]	115,408	0.01

Total allotted in 2012	12,241,784	0.98

[1]	No further options are being granted under this plan.
[2]	UK Share Incentive Plan approved by HM Revenue & Customs.

No other new shares in the Company were allotted during 2012.

Item 9: Pre-emption rights

The purpose of Resolution 9, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro-rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 9 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$15,601,640 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 25 February 2013 (being the last practicable date prior to publication of this Notice of AGM). In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2014 or the close of business on 25 July 2014, whichever is earlier.

The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 10: Purchase of own shares by the Company

The purpose of Resolution 10, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 124,813,124 (representing less than 10% of the issued share capital of the Company at 25 February 2013) and sets minimum and maximum prices.

A total of 57,817,288 shares were repurchased in 2012. The Board has decided that no share repurchases will take place in 2013 in order to maintain the flexibility to invest in the business. The authority sought under Resolution 10 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

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The authority being sought under Resolution 10 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 25 February 2013, the total number of shares under option that were outstanding under all of the Company’s share option plans was 19,431,737 representing 1.56% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 1.90% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the AGM in 2014 or the close of business on 25 July 2014, whichever is earlier.

Item 11: Notice period for general meetings

The purpose of Resolution 11, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an AGM) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 11 seeks such approval. The flexibility offered by Resolution 11 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM from page 7 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM from page 7 for details.

Yours faithfully

Leif Johansson

Chairman

25 March 2013

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2013 and Shareholders’ Circular 3

Notice of Annual General Meeting 2013

and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday 25 April 2013 at 2.30pm (BST) at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 9 to 11 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2012.

2	To confirm the first interim dividend of US$0.90 (58.1 pence, SEK 6.26) per ordinary share and to confirm as the final dividend for 2012 the second interim dividend of US$1.90 (120.5 pence, SEK 12.08) per ordinary share.

3	To re-appoint KPMG Audit Plc, London as Auditor of the Company.

4	To authorise the Directors to agree the remuneration of the Auditor.

5	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2014 and may present themselves for re-election.

Leif Johansson (61)

Non-Executive Chairman of the Board

Chairman of the Nomination and Governance Committee and member of the Remuneration Committee

Elected as a Director in April 2012 and became Non-Executive Chairman of the Board on 1 June. Leif Johansson is also the Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011. From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components. He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee. He is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation. He holds board positions at Svenska Cellulosa Aktiebolaget SCA and Ecolean AB. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994. He became Chairman of the Academy in 2012.

Pascal Soriot (53)

Executive Director and Chief Executive Officer

Pascal Soriot was appointed as a Director and as CEO in October. From 2010 to September 2012, he served as Chief Operating Officer of Roche AG’s pharmaceuticals division. Prior to that, he was CEO of Genentech, a biologics business, and led its successful merger with Roche. He joined the pharmaceutical industry in 1986 and has worked in senior management roles throughout the world in a number of major companies since then. He brings to AstraZeneca a significant breadth of experience in both established and emerging markets, strength of strategic thinking, a successful track record of managing change and putting strategy into operation, as well as the ability to lead a diverse organisation having lived in Australia, Japan, the US and Europe. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from L’Institut Supérieur des Affaires, Jouy-en-Josas.

Simon Lowth (51)

Executive Director and Chief Financial Officer

Appointed as a Director and as CFO in November 2007, and served as Interim CEO from June to September 2012. Simon Lowth is also a Non-Executive Director of Standard Chartered PLC. He was previously at ScottishPower Energy where he was Finance Director, a position he left following completion of the sale of the company to Iberdrola S.A. His move to ScottishPower followed 15 years’ experience with the global management consultancy, McKinsey & Company, where he advised leading multinational companies on a wide range of strategic, financial and operational issues. He has an engineering degree from Cambridge University and an MBA from the London Business School.

Geneviève Berger (58)

Non-Executive Director and member of the Science Committee

Elected as a Director in April 2012. Geneviève Berger is Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive. She holds three doctorates – in physics, human biology and a medical doctorate. She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Previous positions she has held include Director of the Biotech and Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). She was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and was a Non-Executive Director of Smith & Nephew plc from 2010 to 2012.

Bruce Burlington (64)

Non-Executive Director and member of the Audit Committee and the Science Committee

Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. He is also a non-executive board member of Cangene Corporation and the International Partnership for Microbicides, and a member of the scientific advisory boards of the International Medical Foundation and H. Lundbeck A/S. Previously he spent 17 years with the FDA, serving as director of the FDA’s Center for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA he served in a series of senior executive positions at Wyeth (now part of Pfizer).

Graham Chipchase (50)

Non-Executive Director and member of the Audit Committee

Elected as a Director in April 2012. Graham Chipchase is the Chief Executive of global consumer packaging company, Rexam PLC. He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005). Prior to joining Rexam, he was Finance Director

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of Aerospace Services at global engineering group, GKN plc, from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Jean-Philippe Courtois (52)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in February 2008. Jean-Philippe Courtois has close to 30 years’ experience in the global technology industry. He is President of Microsoft International and a board member of PlaNet Finance. Previously he was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he also served as an EU Ambassador for the Year of Creativity and Innovation and in 2011 was named as one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Rudy Markham (67)

Non-Executive Director, Chairman of the Audit Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in September 2008. Rudy Markham takes a particular interest on behalf of the Board in SHE assurance. He has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as Chief Financial Officer of Unilever. He is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services Inc., Standard Chartered PLC and Legal & General plc. He is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a member of the supervisory board of CSM NV, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012.

Nancy Rothwell (57)

Non-Executive Director, Chairman of the Science Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in April 2006. Nancy Rothwell oversees Responsible Business on behalf of the Board. She is a distinguished life scientist and academic and is the President and Vice-Chancellor of the University of Manchester. She is also President of the Society of Biology and Co-Chair of the Prime Minister’s Council for Science and Technology. Previously she has served as President of the British Neuroscience Association and has been on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences and Cancer Research UK.

Shriti Vadera (50)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in January 2011. Shriti Vadera has significant experience of emerging markets, and knowledge of global finance and public policy. She is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited. She advises funds, governments and companies, and has recently undertaken a number of international assignments including advising the Republic of Korea as Chair of the

G20, the government of Dubai on the restructuring of Dubai World, Temasek Holdings, Singapore on strategy and Allied Irish Banks on restructuring and European policy. She was Minister in the UK government from 2007 to 2009, most latterly in the Cabinet Office and Business Department, working on the government’s response to the financial crisis. From 1999 to 2007, she was on the Council of Economic Advisers, HM Treasury focusing on business and international economic issues. Prior to that she spent 14 years in investment banking with S G Warburg/UBS in banking, project finance and corporate finance specialising in emerging markets.

John Varley (56)

Senior independent Non-Executive Director,
Chairman of the Remuneration Committee and member of the Nomination and Governance Committee

Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. He brings additional international, executive business leadership experience to the Board. He is also a Non-Executive Director of BlackRock, Inc., and Rio Tinto plc and Rio Tinto Limited, Chairman of Business Action on Homelessness and of Marie Curie Cancer Care, President of Business Disability Forum, and Honorary President of the UK Drug Policy Commission.

Marcus Wallenberg (56)

Non-Executive Director and member of the Science Committee

Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. He is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux, Saab AB and LKAB, and a Non-Executive Director of Investor AB, Stora Enso Oyj, Temasek Holdings Limited and the Knut and Alice Wallenberg Foundation.

6	To approve the Directors’ Remuneration Report for the year ended 31 December 2012.

7	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:

(a)	make donations to political parties or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure;

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

8	That:

(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$104,000,536; and

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Notice of Annual General Meeting 2013 and Shareholders’ Circular

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$208,001,072 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 25 July 2014); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)	paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

Special Resolutions

9	That subject to the passing of Resolution 8 as set out in the Notice of AGM of the Company convened for 25 April 2013 and in place of the power given to them pursuant to the special resolution of the Company passed on 26 April 2012, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 25 July 2014), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(c)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$15,601,640.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

10	That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 124,813,124;

(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2014 or, if earlier, at the close of business on 25 July 2014 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

11	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

By order of the Board:

A C N Kemp

Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 2 Kingdom Street, London W2 6BD

25 March 2013

6 Notice of Annual General Meeting 2013 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

Notes

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00pm (BST) on Tuesday 23 April 2013 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00pm (BST) on Tuesday 23 April 2013, or if this meeting is adjourned, in the register of members after 6.00pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or
>	Going to the Shareview website, shareview.co.uk; or
>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on 23 April 2013, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and Shareview Websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at shareview.co.uk and clicking on the link to vote. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, euroclear.com/crest. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	in other cases, the power is treated as not exercised.

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Members’ requests under section 527 of the Companies Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting

AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2013 and Shareholders’ Circular 7

Notice of Annual General Meeting 2013 and Shareholders’ Circular

any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006

Under Sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 14 March 2013, being the date 6 clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Total voting rights

At 25 February 2013 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,248,131,246 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 25 February 2013 were 1,248,131,246.

Documents available for inspection

The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2012; and (4) a copy of the Articles.

Voting Results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, astrazeneca.com within 14 days of the date of the AGM.

Updated information

Certain information in the Company’s Annual Report and Form 20-F Information 2012 is updated here as follows:

On 25 February 2013, Simon Lowth, a Director of the Company, was awarded 11,728 ordinary shares in the Company at a price of 2939 pence per share under the AstraZeneca Deferred Bonus Plan. This is the portion of his annual bonus for 2012 that he is required to defer into shares for a period of three years. On 25 February 2013, Mr Lowth also received 9,760 shares from the vesting of a previously announced award made in February 2010 under the AstraZeneca Deferred Bonus Plan whereby he has become beneficially entitled to the shares. Sufficient of these shares were withheld to cover certain tax obligations arising on the vesting. Following these transactions, Mr Lowth has an interest in 298,051 ordinary shares in the Company.

On 25 February 2013, Pascal Soriot, a Director of the Company, was awarded 3,799 ordinary shares in the Company at a price of 2939 pence per share under the AstraZeneca Deferred Bonus Plan. This is the portion of his annual bonus for 2012 that he is required to defer into shares for a period of three years. As a result of this transaction, Mr Soriot has an interest in 145,515 ordinary shares in the Company.

On 25 February 2013, the proportion of ordinary shares represented by ADSs was 11.19% of the ordinary share capital of the Company in issue on that date.

On 25 February 2013, the number of registered holders of ordinary shares was 109,595 (of which 744 were in the US) and the number of record holders of American depositary receipts on the same date was 2,116 (of which 2,097 were in the US).

On 25 February 2013, there were options outstanding to subscribe over 19,431,737 ordinary shares of the Company, with subscription prices in the range of 1882-3335 pence (weighted average subscription price 2543 pence) and normal expiry dates from 2013 to 2019.

8 Notice of Annual General Meeting 2013 and Shareholders’ Circular	AstraZeneca PLC Registered No. 2723534 Registered Office 2 Kingdom Street London W2 6BD

Registered office and corporate headquarters
AstraZeneca PLC
2 Kingdom Street
London W2 6BD
UK
Tel: +44 (0)20 7604 8000
Fax: +44 (0)20 7604 8151

Investor relations
ir@astrazeneca.com

UK: as above

US
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15437
Wilmington
DE 19850 5437
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
UK
Tel: (freephone in the UK)
0800 389 1580
Tel: (outside the UK)
+44 (0)121 415 7033

Swedish Central Securities Depository
Euroclear Sweden AB
PO Box 191
SE 101 23 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US Depositary
JPMorgan Chase & Co
PO Box 64504
St Paul
MN 55164-0504
US
Tel: (toll free in the US)
888 697 8018
Tel: (outside the US)
+1 (651) 453 2128
jpmorgan.adr@wellsfargo.com

AstraZeneca
Health Connects Us All

A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006 is available online at **astrazeneca.com/noticeofmeeting2013**